A/B
9/10

SEC ... COMMISSION
13025681
Washington, D.C. 20549

SEC
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SEP 03 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46057

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/2012** (mm/dd/yy) AND ENDING **6/30/2013** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fortrend Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Level 41, 55 Collins Street
(No. and Street)

Melbourne VIC, 3000 Australia
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Forster **613 9650 8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 **Walnut Creek** **California** **94596**
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/11/13

OATH OR AFFIRMATION

I, **Joseph Forster**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fortrend Securities, Inc.**, as of **June 30, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CHARLES BERNARD GORE BRETT
NOTARY PUBLIC
LEVEL 1, 12 COLLINS STREET
MELBOURNE, VICTORIA
AUSTRALIA

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortrend Securities, Inc.

Financial Statements for the Year Ended June 30, 2013
and Independent Auditor's Report

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc.

Financial Statements for the Year Ended June 30, 2013
and Independent Auditor's Report

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc.

June 30, 2013

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholders
Fortrend Securities, Inc.
Melbourne, Victoria Australia

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Fortrend Securities, Inc., as of June 30, 2013, and the related statements of income, changes in Stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

E Wintter + Associates

August 27, 2013

Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2013

Assets		
Cash and cash equivalents		512,140
Commissions receivable		23,523
Due from clearing brokers		6,078
Deposits with clearing brokers		104,535
Due from related parties		154,529
Total Assets	$	800,805
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$	38,400
Due to related parties		21,121
Total Liabilities		59,521
Stockholders' Equity		
Common stock (no par value; 6,000 shares authorized; 3,200 shares issued and outstanding)		105,622
Additional paid in capital		226,167
Retained earnings		409,495
Total Stockholders' Equity		741,284
Total Liabilities and Stockholders' Equity	$	800,805

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Statement of Income

For the Year Ended June 30, 2013

Revenue		
Commission revenue	$	1,157,904
Investment banking fees		185,491
Interest, trading and other income		60,873
Total Revenue		1,404,268
Expenses		
Compensation and benefits		311,437
Professional fees		104,634
Clearing fees		63,493
Information services		32,010
Office and administrative		25,876
Bad debt expense		14,984
Other operating expenses		314,929
Total Expenses		867,363
Net Income from Operations		536,905
Loss on sale of subsidiary		70,865
Tax provision		-
Net Income	$	466,040

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
June 30, 2012	$ 55,622	$ 226,167	$ (56,545)	$ 225,244
200 shares issued	50,000	-	-	50,000
Net Income	-	-	466,040	466,040
June 30, 2013	$ 105,622	$ 226,167	$ 409,495	$ 741,284

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2013

Cash Flows from Operating Activities		
Net Income	$	466,040
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		14,984
Loss on sale of subsidiary		70,865
Changes in operating assets and liabilities, net of affects from disposition of subsidiary:		
(Increase) decrease in:		
Due from clearing brokers		74,578
Deposits with clearing brokers		95,475
Commissions receivable		(25,873)
Due from affiliates		(101,913)
Increase (decrease) in:		
Accounts payable and accrued liabilities		69,512
Accrued compensation and benefits		(65,516)
Accrued interest		(1,288)
Due to related parties		(2,500)
Net Cash Provided by Operating Activities		594,364
Cash Flows from Investing Activities		
Cash paid on sale of subsidiary		(33,501)
Net Cash Used by Investing Activities		(33,501)
Cash Flows from Financing Activities		
Payments on notes payable		(50,000)
Net Cash Used by Financing Activities		(50,000)
Net Increase in Cash and Cash Equivalents		510,863
Cash and cash equivalents at beginning of year		1,277
Cash and Cash Equivalents at End of Year	$	512,140

Supplemental Data:

Non-cash Investing Transactions

Issuance of stock in payment of note payable	$	50,000

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2013

1. Organization

Fortrend Securities, Inc. ("Company") incorporated in Delaware on March 8, 1992 and registered as a broker-dealer in the State of California on May 18, 1992. The Company was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through an affiliated Australian company, Fortrend Securities Pty. Ltd. ("Affiliate").

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than deposit at clearing broker, to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable.

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Investment Banking Fees
Investment banking fees are earned from providing private placement services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Foreign Currency
Assets and liabilities denominated in Australian dollars are converted to U.S. dollars at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Foreign currency gains and losses are primarily the result of remeasuring assets and liabilities denominated in a currency other than the Company's functional currency and are included in interest trading, and other income on the accompanying consolidated statement of net income (loss).

2. Significant Accounting Policies (Continued)

Income Taxes
The Company files federal income tax returns in the United States. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2013, the Company's net capital was $585,539, which exceeded the requirement by $485,539.

4. Clearing Brokers Requirements

On March 15, 2012, the Company entered into a clearing agreement with Raymond James & Associates, Inc. The clearing agreement required the Company to make an initial deposit of $100,000 that may be increased to a maximum of 5% of commissions earned during the most recent twelve months. At June 30, 2013, the Company had $100,048 on deposit with its clearing firm.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of June 30, 2013 are as follows:

Federal	$ 121,742
Valuation Allowance	(121,742)
Net deferred taxes	$ -

Deferred tax assets and liabilities are primarily the result of federal net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2013, the Company had federal NOL carryforwards of $322,066 that may be used to offset future taxable income. These federal carryforwards expire in 2032. A valuation allowance of $121,742 has been established for those deferred tax assets that will more likely than not be unrealized. This is a decrease of $141,740 from the prior year's valuation allowance. There is no current year provision for federal taxes. The Company is no longer subject to federal tax examinations by tax authorities for years before 2010.

Tax expense for the year ended June 30, 2013 consists of the following:

Current Federal	$ 151,560
Benefit of NOL Carryforward	(151,560)
Tax provision	$ -

6. Related Party Transaction

Painewebber Pty. Ltd. ("Painewebber"), an Australian company under common control, has an agreement with the Company whereby it charges the Company for rent, utilities and other overhead expenses. During the year ended June 30, 2013, the Company paid $271,116 for such overhead costs that are included in operations

At June 30, 2013, the Company owed Winter Holdings, Inc. ("Winter"), a U.S. company under common control, $21,121 for expenses paid on its behalf.

During the year the Company repaid a $100,000 note payable to Winter by issuing 200 shares of the Company's stock plus $50,000 in cash.

On November 1, 2012, the Company sold 100% of its interest in the Affiliate, to Winter for $43,010. The Company incurred a loss of $70,865 on the transaction.

On November 1, 2012, the Company signed an agreement with the Affiliate whereby it charges the Company for shared salaries and personnel expenses. Prior to the agreement, these expenses were consolidated on the books of the Company. During the year ended June 30, 2013, the Company paid $287,336 for such expenses that are included in operations. At June 30, 2013, there was $120,627 due from the Affiliate for overpayment of these expenses.

At June 30, 2013, $30,412 was due from Crosby Investments Ltd. ("Crosby"), a foreign company under common control, for expenses paid on its behalf. During the year ended June 30, 2013, the Company paid to Crosby $3,500 for occupancy expenses that are included in operations.

At June 30, 2013, $3,490 was due from the one of the shareholders for expenses paid on its behalf.

Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

The Company has evaluated subsequent events through August 27, 2013, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2013

Net Capital		
Total stockholders' equity	$	741,284
Less: Non-allowable assets		
Due from related parties		154,529
Total non-allowable assets		154,529
Net capital before haircuts		
Less: haircuts on securities		1,216
Net Capital		585,539
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $59,521 or $100,000, whichever is greater		100,000
Excess Net Capital	$	485,539

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of June 30, 2013)

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2013	$	622,539
Decrease in stockholders' equity		(37,000)
Net Capital Per Above Computation	$	585,539

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Legent Clearing, LLC and Raymond James & Associates, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended June 30, 2013

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholders
Fortrend Securities, Inc.
Melbourne, Victoria Australia

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Fortrend Securities, Inc. (the "Company"), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

F. W. Smith + Associates

August 27, 2013

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholders
Fortrend Securities, Inc.
Melbourne, Victoria Australia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2013, which were agreed to by Fortrend Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst Wintter & Associates

August 27, 2013

Amended

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046057 FINRA JUN
FORTREND SECURITIES INC
55 COLLINS STREET LEVEL 41,
MELBOURNE 3000
AUSTRALIA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joe Forster 646-205-8242
Ken George 603-380-5435

2. A. General Assessment (item 2e from page 2) $ 3,351

B. Less payment made with SIPC-6 filed (exclude interest) SIPC-6 not filed (ϕ)

Original SIPC-7 payment mailed 8/28/13 <2,379>

Date Paid

C. Less prior overpayment applied (994)

D. Assessment balance due or (overpayment) 22

E. Interest computed on late payment (see instruction E) for 180 days at 20% per annum 59 *

F. Total assessment balance and interest due (or overpayment carried forward) $ 37

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 37

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

* Interest calculated on #590 assessment (after credit) that should have been paid on SIPC-6.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X Fortrend Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the ____ day of __________, 20____.

CFO/FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

Amended

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **7/1/2012** and ending **6/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,404,268
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	259
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	63,493
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	63,752
2d. SIPC Net Operating Revenues	$ 1,340,516
2e. General Assessment @ .0025	$ 3,351
	(to page 1, line 2.A.)